The Real Brokerage Surpasses 7,000 Agent Milestone
During Inaugural Agent Conference

TORONTO and NEW YORK, October 20, 2022 -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSX: REAX), an international, technology-powered real estate brokerage, recently surpassed the 7,000 agent milestone during its inaugural One Real Conference which took place Monday October 17, 2022 through Wednesday October 19, 2022 in San Antonio, Texas.

In addition to achieving this growth milestone, the Company made the following business announcements:

● In H1 2023, Real plans to deliver its first step in improving the home buying experience by launching an early version of its consumer-facing app. The app will include a conversational UX design to guide the buyer through the traditionally complex mortgage and title processes. The initial version of the app will feature instant pre-approvals and seamless Real Title orders.

● reZEN, the Company's proprietary holistic open technology platform, has been launched to all U.S. and Canada-based agents. Agents will no longer be required to leverage a third-party system for inputting new transactions. The team plans to fully move to the reZEN platform by the end of the year. Further, by offering an open API, Real is giving agents the flexibility to integrate technology partners of their choosing and maintain more control over their data.

● Real will now be offering in-house coaching by leading industry experts to enable agents to maximize their overall productivity. This program is spearheaded by 20-year industry veteran Tony Caliendo.

● Real Title, Real Brokerage's in-house title division, announced that it is now licensed in 19 states, and is expanding operations to California, Utah, Minnesota and Tennessee.

"The conference was a tremendous success and allowed us to educate agents on the valuable tools we've delivered to help increase their production while fostering an environment of camaraderie for our connected community. We look forward to delivering key initiatives that benefit our agents and shareholders in 2023 and beyond," said Chairman and Chief Executive Officer Tamir Poleg.

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, statements about the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

Investors, for more information:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

Media, for more information:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221